Exhibit 99.1

The results of the third quarter 2009 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009. The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO -Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activities. All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes. NY 239938714v1 November 20, 2009

Breakdown of net sales - YDT09 DIVERSIFIED PRODUCT PORTFOLIO By Product By Market Others 3.2% Milk* 10.7% Dairy Products 5.1% Poultry 31.6% Other Processed 6.1% Specialty Meats 34.5% Pork/Beef 8.8% Domestic market 57.4% Exports 42.6% *Includes UHT, pasteurized and powdered milk Highlights R$- MILLION HIGHLIGHTS 3Q09 3Q08 % Ch. YTD 09 YTD 08 % Ch. Gross Sales 6,167 3,487 77% 12,326 9,585 29% Domestic Market 3,850 2,091 84% 7,655 5,826 31% Exports 2,316 1,397 66% 4,671 3,759 24% Net Sales 5,294 3,040 74% 10,600 8,335 27% Gross Profit 1,102 686 61% 2,230 1,847 21% Gross Margin 20.8% 22.6% (180 bps) 21.0% 22.2% (120 bps) EBIT 58 171 (66%) 74 397 (81%) Net Income 211 (52) - 115 75 54% Net Margin 4.0% (1.7%) 570 bps 1.1% 0.9% 20 bps Adjusted Net Income,(1)’ 211 (52) - 247 75 231% Adjusted Net Margin 4.0% (1.7%) 570 bps 2.3% 0.9% 140 bps EBITDA 291 215 6% 541 695 (22%) EBITDA Margin 5.5% 9.0% (350 bps) 5.1% 8.3% (320 bps) Earnings per Share (2) 0.49 (0.25) - 0.26 0.36 - (1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigao Agroindustrial S.A. booked to first quarter results 2009. (2) Consolidated earnings per share (in R$), excluding treasury shares

Highlights – Pro forma

R$ - MILLION

HIGHLIGHTS	3Q09	3Q08	% Ch.	YTD 09	YTD 08	% Ch.
Gross Sales	6,167	6,415	(4%)	18,163	18,042	1%
Domestic Market	3,850	3,787	2%	11,097	10,416	7%
Exports	2,316	2,628	(12%)	7,066	7,625	(7%)
Net Sales	5,294	5,606	(6%)	15,630	15,783	(1%)
Gross Profit	1,102	1,192	(8%)	3,325	3,642	(9%)
Gross Margin	*20.8%*	*21.3%*	*(50 bps)*	*21.3%*	*23.1%*	*(180 bps)*
EBIT	58	150	(61%)	140	717	(80%)
Net Income	211	(1,633)	-	222	(1,104)	-
Net Margin	*4.0%*	*(29.1%)*	-	*1.4%*	*(7.0%)*	-
Adjusted Net Income (1)	211	(1,633)	-	354	(1,104)	-
Adjusted Net Margin	*4.0%*	*(29.1%)*	-	*2.3%*	*(7.0%)*	-
EBITDA	291	336	(14%)	852	1,300	(34%)
EBITDA Margin	*5.5%*	*6.0%*	*(50 bps)*	*5.5%*	*8.2%*	*(270 bps)*

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

The 2008 results of Sadia were adequated to Law 11.638.

5

EBITDA

R$ - MILLION

Quarterly



14.8%
191
8.7%
117
13.7%
228
275
291
5.5%
3Q05
3Q06
3Q07
3Q08
3Q09
EBITDA
EBITDA Margin

Jan-Sep
(9 months)



14.4%
546
6.9%
249
562
695
541
5.1%
YTD05
YTD06
YTD07
YTD08
YTD09

6

NY 239938714v1 November 20, 2009

Shareholder’s Composition Difuse Control - Equal Rights ADR’s (NYSE) 7.1% Sabia FIM 0.9% Previ-BB 13.7% Petros 9.0% Sistel 1.6% Valia 3.0% Domestic Investors 36.0% Treasury Shares 0.6% Foreing Investors 28.1% Basis: 09.30.09 Number of Common Shares: 436,236,623 Capital Stock: R$ 12.6 billion 7 01 Market Performance NY 239938714v1 November 20, 2009

World Poultry (1) Panorama [GRAPHICS] Thousand Tons — “Ready to Cook” Equivalent PRODUCERS [GRAPHICS] EXPORTERS [GRAPHICS] CONSUMERS [GRAPHICS] IMPORTERS [GRAPHICS] 2010 - Forecast (increase) 2010 - Forecast (decrease) 2009 - Premilinary  (1) Chicken, special poultry and turkey Source: USDA (Oct/09) 9 World Pork Panorama [GRAPHICS] Thousand Tons — Equivalent Carcass PRODUCERS [GRAPHICS] EXPORTERS [GRAPHICS] CONSUMERS [GRAPHICS] IMPORTERS [GRAPHICS] 2010 - Forecast (increase) 2010 - Forecast (decrease) 2009 - Premilinary Source: USDA (Oct/09) 10 NY 239938714v1 November 20, 2009

World Beef Panorama [GRAPHICS] Thousand Tons — Equivalent Carcass PRODUCERS [GRAPHICS] EXPORTERS [GRAPHICS] CONSUMERS [GRAPHICS] IMPORTERS [GRAPHICS] 2010 - Forecast (increase) 2010 - Forecast (decrease) 2009 - Premilinary Source: USDA (Oct/09) 11 World Milk Panorama [GRAPHICS] Thousand Tons PRODUCERS (1) — Fluid Milk [GRAPHICS] EXPORTERS- Milk Powder [GRAPHICS] CONSUMERS (2)- Fluid Milk  [GRAPHICS] IMPORTERS - Milk Powder  [GRAPHICS] 2010 - Forecast (increase) 2010 - Forecast (decrease) 2009 - Premilinary (1) Only Cow Milk (2) Only domestic consumption Source: USDA (Aug/09) 12 NY 239938714v1 November 20, 2009

Brazilian Exports

THOUSAND TONS



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,564
6,090
700
26%
***
3,520
40%
1,870
12%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 *
2010 **

11% → 28%

Aggregate Brazilian Market Share

◯ Brazilian Market Share

* Preliminary
** Forecast
*** Poultry (Chicken, special poultry and turkey)
Source: USDA (Oct/09)

13

Brazilian Exports

Volume (Thousand Tons)



1,019
850
Middle East
796
703
Asia
408
379
EU
253
Africa
521
313
Others
200
185
Russia
92
85
Hong Kong
43
41
Ukraine
22
13
Angola
98
Others
341
258
Russia
152
116
Hong Kong
156
121
EU
67
61
Egypt
412
328
Others

Chicken	Thousand Tons	Million US$
Jan-Sep 2009	2,717	4,237
Jan-Sep 2008	2,828	5,448
Ch. %	(4.0)	(22.2)

Pork	Thousand Tons	Million US$
Jan-Sep 2009	449	888
Jan-Sep 2008	424	1,181
Ch. %	5.8	(24.8)

Beef	Thousand Tons	Million US$
Jan-Sep 2009	926	2,993
Jan-Sep 2008	1,086	4,124
Ch. %	(14.7)	(27.4)

Jan/Sep 2009 – increase
Jan/Sep2009 – decrease

Sources: ABEF, ABIPECS, ABIEC (Sep/09)

14

NY 239938714v1 November 20, 2009

World Meat Trade

Million Tons



***
CAGR = 5.4%
CAGR = 2.0%
CAGR = 6.2%
10.0
8.0
6.0
4.0
2.0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009* 2010**

* Preliminary
** Projection
*** Poultry (Chicken, special poultry and turkey)
Source: USDA (Oct/09)

15

World meat per capita consumption

Kg / Year

							TOTAL	
	2009[1]	2010[2]	2009[1]	2010[2]	2009[1]	2010[2]	2009[1]	2010[2]
Hong Kong	22.7	24.0	65.1	65.4	36.9	38.1	124.7	127.5
USA	40.2	39.3	29.1	27.7	42.6	43.3	111.9	110.3
Argentina	64.6	58.5	6.2	6.1	32.5	33.9	103.3	98.5
Australia	35.0	35.1	22.0	22.1	34.7	34.7	91.7	91.9
Brazil	37.3	37.0	12.5	12.7	39.4	40.2	89.2	89.9
Canada	32.3	32.3	24.9	22.7	28.8	29.4	86.0	84.4
EU-27	16.9	16.8	42.3	42.2	17.5	17.6	76.7	76.6
Chile	23.4	24.1	21.1	21.1	27.0	28.4	71.5	73.6
Taiwan	5.0	5.0	41.7	41.8	25.0	25.6	71.7	72.4
Kuwait	-	-	-	-	72.5	71.7	72.5	71.7
Mexico	16.8	17.0	15.0	15.1	29.6	30.0	61.4	62.1
United Arab	-	-	-	-	61.7	59.5	61.7	59.5
Russia	13.8	14.3	20.7	21.4	19.0	20.1	53.5	55.8
South Korea	11.4	12.3	29.2	29.4	13.7	14.0	54.3	55.7
Uruguay	56.1	51.6	-	-	-	-	56.1	51.6
China	4.3	4.1	36.1	37.3	9.1	9.4	49.5	50.8
Venezuela	17.7	13.4	4.7	4.7	31.7	32.0	54.1	50.1
New Zealand	28.5	28.2	21.8	21.9	-	-	50.3	50.1
South Africa	14.0	14.1	3.7	3.8	28.2	29.0	45.9	46.9
Colombia	16.3	18.0	4.4	4.5	23.0	23.1	43.7	45.6
Ukraine	8.9	8.6	16.0	17.0	17.8	18.3	42.7	43.9

1 Preliminary
2 Forecast
Source: USDA (Oct/09)

16

NY 239938714v1 November 20, 2009

Dairy products consumption in Brazil

BRF BRASIL FOODS



Fluid Milk Production
Million Tons
CAGR: 5.4%
23.3
24.3
25.2
26.8
28.9
30.3
2004
2005
2006
2007
2008
2009*



Per Capita Consumption
(in milk equivalent)
Kg Per Capita/Year
CAGR: 4.3%
128.4
131.7
135.1
142.6
152.4
158.4
2004
2005
2006
2007
2008
2009*

* Forecast
Fonte: USDA (Aug/09)

17

Average milk prices paid to producers

BRF BRASIL FOODS

R$ / Liter





Ch. YTD 09/ YTD 08 = (5.3%)
0.80
0.65
0.50
0.698
J
F
M
A
M
J
J
A
S
O
N
D
2008
2009

Average	MG	RS	SP	PR	GO	BA	SC	BR
3Q09	0.7621	0.7335	0.8074	0.7720	0.7557	0.6350	0.7376	0.7629
3Q08	0.7184	0.6542	0.7599	0.6634	0.7168	0.6367	0.6371	0.7071
Ch. (%)	6.1	12.1	6.3	16.4	5.4	(0.3)	15.8	7.9
YTD 09	0.6780	0.6621	0.7143	0.6743	0.6671	0.6159	0.6659	0.6788
YTD 08	0.7281	0.6603	0.7431	0.6654	0.7439	0.6326	0.6454	0.7168
Ch. (%)	(6.9)	0.3	(3.9)	1.3	(10.3)	(2.7)	3.2	(5.3)

Source: CEPEA

18

NY 239938714v1 November 20, 2009

Supply milk index versus milk prices [GRAPHICS] In natura milk price —Supply milk index Source; CEPEA - Supply milk index (ICAP-L) 19 Grain supply and demand balance (Brazil) [GRAPHICS] Million Tons (Feb/Jan) 2007/08 2008/09 2009/10 1 Ch. % [GRAPHICS] Beginning Stocks 3.7 4.5 2.5 (44.4) Production 60.0 57.1 62.8 10.0 Imports 0.1 0.1 0.1 0.0 Consumption 34.8 31.7 36.4 14.8 Exports 24.5 27.6 24.9 (9.8) Ending Stocks 4.5 2.5 4.1 64.0 [GRAPHICS] Beginning Stocks 3.3 11.9 11.2 (5.9) Production 58.7 51.0 51.5 1.0 Corp 40.0 33.6 33.4 (0.6) 2nd Crop 18.7 17.3 18.1 4.6 Imports 0.8 0.8 0.8 0.0 Consumpton 44.5 45.6 46.0 0.9 Exports 6.4 6.9 8.0 15.9 Ending Stocks 11.9 11.2 9.5 (15.2) 20 NY 239938714v1 November 20, 2009 1 Forecast Source: Conab (Oct/09)

Wholesale price evolution

R$ / Bag 60 Kg

SOYBEAN
Ponta Grossa - PR



Ch. YTD 09/YTD 08 = 2.8%
55
50
45
40
44.62
44.67
J F M A M J J A S O N D
2008
2009

CORN
Cascavel - PR



Ch. YTD 09/YTD 08 = (17.1%)
30
25
20
15
10
18.43
17.76
J F M A M J J A S O N D

Source: FNP Institute

21

Grain supply and demand balance (USA)

Million Tons

	(Sep/Aug)	2007/08	2008/09[1]	2009/10[2]	Ch. %
SOYBEANS	Beginning Stocks	15.6	5.6	3.8	(32.7)
	Production	72.9	80.7	88.5	9.5
	Imports	0.3	0.4	0.3	(33.3)
	Consumption	51.6	48.1	50.7	5.4
	Ethanol	*49.1*	*45.2*	*46.0*	1.7
	Feed	*2.5*	*2.6*	*2.6*	(1.1)
	Others	*0.0*	*0.3*	*2.2*	618.2
	Exports	31.5	34.8	35.5	2.0
	Ending Stocks	5.6	3.8	6.3	66.7
CORN	Beginning Stocks	33.1	41.3	42.5	3.1
	Production	331.2	307.4	330.7	7.6
	Imports	0.5	0.4	0.3	(28.6)
	Consumption	261.6	259.3	276.4	6.6
	Crushings	*77.4*	*94.0*	*106.7*	13.5
	Seed	*150.2*	*132.9*	*137.2*	3.2
	Others	*34.0*	*32.4*	*32.5*	0.3
	Exports	61.9	47.2	54.6	15.7
	Ending Stocks	41.3	42.5	42.5	(0.1)

[1] Preliminary
[2] Forecast
Source: USDA (Oct/09)

22

NY 239938714v1 November 20, 2009

Wholesale price evolution [GRAPHICS] US$ / Bushel Ch. YTD 09/YTD 08 = (20.4%) SOYBEAN  —2008 — 2009 Ch. YTD 09/YTD 08 = (32.8%) CORN Source: Bloomberg 23 Brazilian real income versus processed food [GRAPHICS] (1999 = 100) —Real Income —Processed * Food Forecast Source: IBGE 24 NY 239938714v1 November 20, 2009

[GRAPHICS] 02 Market Share [GRAPHICS] Specialty meats —Perdigao —Sadia — Aurora —Seara —Maifrig [GRAPHICS] Salamis 1.5% Others 2.2% Hams 14.4% Bologna 19.8% Sausages 39.5% Frankfurter 22.7% Annual Average Growth YTD 09 x YTD 08 4.7% 08 x 07 (1.7%) Annual 95/08 9.9% Market 2008 Ch. 08/07 R$ 14.0 bi 11% In volumes Source: Nielsen YTD: Jul09 - Aug09 26 NY 239938714v1 November 20, 2009

Frozen products

(%)



51.5
47.3
41.8
41.2
40.0
40.2
41.1
38.8
38.6
42.5
43.5
30.6
29.6
33.3
34.5
34.5
34.8
35.4
36.3
34.9
31.3
29.7
2000
2001
2002
2003
2004
2005
2006
2007
2008
YTD 2009
Aug-Sep
Perdigão
Sadia

Average Growth	
YTD 09 x YTD 08	(1.9%)
08 x 07	6.1%
Annual 00/08	12.1%

In volumes
Source: AC Nielsen
YTD: Dec08 - Sep09

27

Frozen meats

(%)



47.9
43.0
37.6
37.7
37.4
37.1
35.9
35.8
35.5
38.3
39.0
31.2
31.0
33.4
34.2
34.0
34.5
34.9
35.6
34.1
32.2
30.3
6.8
6.4
6.9
8.4
6.0
4.6
5.3
5.4
6.8
4.7
4.1
5.4
5.6
6.1
5.1
5.2
3.1
2.9
2000
2001
2002
2003
2004
2005
2006
2007
2008
YTD 2009
Aug-Sep
Perdigão
Sadia
Seara
Marfrig



YTD 09
Others 2.2%
Steak 23.0%
Hamburguers 39.1%
Cuts 13.1%
Meatballs 2.0%
Nuggets 19.2%
Kibes 1.4%

Average Growth	
YTD 09 x YTD 08	(4.9%)
08 x 07	8.3%
Annual 95/08	15.9%
Market 2008	**Ch. 08/07**
R$ 2.5 bi	14%

In volumes
Source: AC Nielsen
YTD: Dec08 - Sep09

28

NY 239938714v1 November 20, 2009

Pastas

(%)



62.3
58.3
55.1
57.4
53.4
53.3
53.1
49.3
50.6
51.4
52.6
31.9
32.3
37.9
34.8
38.0
38.1
39.3
41.8
37.4
32.9
31.5
2000
2001
2002
2003
2004
2005
2006
2007
2008
Ac. 2009
Ago-Set
Perdigão
Sadia

Average Growth	
YTD 09 x YTD 08	6.7%
08 x 07	19.4%
Annual 98/08	24.0%
Market 2008	**Ch. 08/07**
R$ 425 mi	7%

In volumes
Source: AC Nielsen
YTD: Dec08 - Sep09

29

Pizzas

(%)



37.5
37.5
30.9
30.2
34.1
32.2
36.5
36.4
34.5
34.0
34.8
33.9
10.3
14.9
23.4
28.5
30.6
29.2
29.6
31.3
33.8
32.7
2000
2001
2002
2003
2004
2005
2006
2007
2008
YTD 2009
Jul-Aug
Perdigão
Sadia

Average Growth	
YTD 09 x YTD 08	12.1%
08 x 07	3.6%
Annual 00/08	12.7%
Market 2008	**Ch. 08/07**
R$ 387 million	2%

In volumes
Source: AC Nielsen
YTD: Jan09 - Aug09

30

NY 239938714v1 November 20, 2009

Dairy Products

(%)



20.4
19.3
16.7
15.4
17.0
18.1
14.9
14.7
15.7
15.2
16.5
16.2
12.5
12.8
14.6
15.0
14.0
12.9
19.5
16.9
12.1
6.4
6.4
7.5
7.6
6.5
6.1
6.1
6.2
5.9
6.7
5.7
5.1
5.1
4.9
4.7
4.6
4.5
4.4
6.5
4.7
4.1
2004
2005
2006
2007
2008
YTD 2009
Aug-Sep
Perdigão*
Danone
Itambé
Leco/Vigor
Nestlé
Paulista

YTD 09



Petit Suisse 6.4%
Fermented Milk 8.0%
Desserts 3.1%
Yogurts 82.5%

Average Growth	
YTD 09 x YTD 08	8.3%
08 x 07	3.5%
Annual 98/08	6.4%
Market 2008	**Ch. 08/07**
R$ 3.7 bi	9%

In volumes
Source: AC Nielsen
YTD: Dec08 - Sep09

31

Margarines

(%)



42.9
44.1
28.9
27.9
14.5
15.5
3.5
3.5
2008
YTD 2009
Perdigão
Sadia
Bunge
Unilever

Average Growth	
YTD 09 x YTD 08	2.8%
08 x 07	(1.4%)

In volumes
Source: AC Nielsen
YTD: Jan09 – Sep09

32

NY 239938714v1 November 20, 2009

03 Company’s Performance Investments R$ - Million CAPEX YTD 2009: R$ 665.5 million Vitória de Santo Antao 7.0% Lucas do Rio Verde 9,9% Bom Conselho/ Tres de Maio 12.3% New Projects 3.2% Productivity and Optimization 67.6% P.S>: The investments carried out in Rio Verde (GO) are considered in the Productivity and Optimization item and were covered by insurances NY 239938714v1 November 20, 2009

Sales – 3Q09

Domestic Market

	THOUSAND TONS			R$ MILLION		
	3Q09	3Q08	% CH.	3Q09	3Q08	% CH.
Meats	**444**	**204**	**118**	**2,467**	**1,080**	**128**
In Natura	94	46	107	437	196	123
Poultry	59	35	68	258	142	81
Pork/Beef	35	10	240	179	53	237
Elaborated/Processed (meats)	349	158	121	2,030	885	129
Dairy Products	**268**	**314**	**(15)**	**716**	**738**	**(3)**
Milk	216	250	(14)	470	444	6
Dairy Products/Juice/Others	53	64	(18)	246	294	(16)
Other Processed	**101**	**26**	**282**	**506**	**155**	**226**
Soybean Products/ Others	90	56	60	161	117	37
Total	**903**	**601**	**50**	**3,850**	**2,091**	**84**
Processed	**503**	**248**	**102**	**2,782**	**1,333**	**109**
% Total Sales	**56**	**41**		**72**	**64**	

Export Market

	THOUSAND TONS			R$ MILLION		
	3Q09	3Q08	% CH.	3Q09	3Q08	% CH.
Meats	**538**	**300**	**79**	**2,257**	**1,364**	**65**
In Natura	471	249	89	1,869	1,086	72
Poultry	396	211	88	1,520	855	78
Pork/Beef	75	38	99	350	232	51
Elaborated/Processed (meats)	66	51	29	387	277	40
Dairy Products	**1**	**4**	**(86)**	**3**	**31**	**(91)**
Milk	0	3	(89)	2	27	(93)
Dairy Products/Juice/Others	0	1	(71)	1	4	(77)
Other Processed	**4**	**0**	**918**	**18**	**2**	**812**
Soybean Products/ Others	9	-	-	39	-	-
Total	**551**	**305**	**81**	**2,316**	**1,397**	**66**
Processed	**71**	**52**	**35**	**406**	**283**	**43**
% Total Sales	**13**	**17**		**18**	**20**	

35

Sales – 3Q09

	THOUSAND TONS			R$ MILLION		
TOTAL	3Q09	3Q08	% CH.	3Q09	3Q08	% CH.
Meats	**981**	**504**	**95**	**4,724**	**2,444**	**93**
In Natura	566	294	92	2,306	1,282	80
Poultry	455	246	85	1,778	997	78
Pork/Beef	111	48	129	528	285	85
Elaborated/Processed (meats)	415	209	98	2,418	1,162	108
Dairy Products	**269**	**318**	**(16)**	**719**	**769**	**(7)**
Milk	216	254	(15)	472	472	0
Dairy Products/Juice/Others	53	65	(18)	247	298	(17)
Other Processed	**105**	**27**	**293**	**524**	**157**	**234**
Soybean Products/ Others	99	56	75	200	117	71
Total	**1,454**	**905**	**61**	**6,167**	**3,487**	**77**
Processed	**574**	**301**	**91**	**3,188**	**1,616**	**97**
% Total Sales	**39**	**33**		**52**	**46**	

36

NY 239938714v1 November 20, 2009

Sales – YTD 09

BRF BRASIL FOODS

	THOUSAND TONS			R$ MILLION		
	YTD 09	YTD 08	% CH.	YTD 09	YTD 08	% CH.
Domestic Market						
Meats	**807**	**597**	**35**	**4,453**	**2,957**	**51**
In Natura	165	129	29	748	517	45
Poultry	116	97	19	487	370	32
Pork/Beef	50	31	58	262	147	78
Elaborated/Processed (meats)	642	469	37	3,705	2,440	52
Dairy Products	**760**	**837**	**(9)**	**2,003**	**2,092**	**(4)**
Milk	603	654	(8)	1,296	1,265	2
Dairy Products/Juice/Others	156	183	(14)	707	826	(14)
Other Processed	**155**	**78**	**97**	**819**	**449**	**82**
Soybean Products/ Others	201	165	21	380	328	16
Total	**1,922**	**1,678**	**15**	**7,655**	**5,826**	**31**
Processed	**953**	**730**	**30**	**5,231**	**3,715**	**41**
% Total Sales	**50**	**44**		**68**	**64**	
Export Market						
Meats	**1,099**	**855**	**29**	**4,598**	**3,674**	**25**
In Natura	951	710	34	3,726	2,859	30
Poultry	797	604	32	2,998	2,276	32
Pork/Beef	154	106	45	728	583	25
Elaborated/Processed (meats)	148	144	3	872	815	7
Dairy Products	**3**	**11**	**(73)**	**15**	**81**	**(81)**
Milk	2	8	(76)	10	62	(84)
Dairy Products/Juice/Others	1	3	(64)	5	18	(72)
Other Processed	**5**	**1**	**313**	**19**	**5**	**308**
Soybean Products/ Others	9	-	-	39	-	-
Total	**1,115**	**867**	**29**	**4,671**	**3,759**	**24**
Processed	**154**	**148**	**4**	**896**	**838**	**7**
% Total Sales	**14**	**17**		**19**	**22**	

37

Sales – YTD 09

BRF BRASIL FOODS

	THOUSAND TONS			R$ MILLION		
TOTAL	YTD 09	YTD 08	% CH.	YTD 09	YTD 08	% CH.
Meats	**1,906**	**1,452**	**31**	**9,051**	**6,631**	**36**
In Natura	1,117	839	33	4,474	3,376	33
Poultry	913	701	30	3,485	2,646	32
Pork/Beef	203	138	48	989	730	36
Elaborated/Processed (meats)	790	613	29	4,577	3,255	41
Dairy Products	**762**	**847**	**(10)**	**2,018**	**2,172**	**(7)**
Milk	605	661	(9)	1,306	1,328	(2)
Dairy Products/Juice/Others	157	186	(15)	712	845	(16)
Other Processed	**159**	**79**	**101**	**838**	**454**	**85**
Soybean Products/ Others	209	165	27	419	328	28
Total	**3,037**	**2,544**	**19**	**12,326**	**9,585**	**29**
Processed	**1,107**	**878**	**26**	**6,127**	**4,554**	**35**
% Total Sales	**36**	**35**		**50**	**48**	

38

NY 239938714v1 November 20, 2009

Breakdown of net sales [GRAPHIC] 39 Distribution Channels % In sales revenues 40 NY 239938714v1 November 20, 2009

Exports by region % Net Sales [GRAPHIC] Debt R$ - Million ON 09/30/09 ON 09/30/08 DEBT CURRENT NONCURRENT TOTAL TOTAL % Ch. Local Currency 1,740 2,387 4,127 880 369 Foreing Currency 1,145 3,737 4,882 3,172 54 Gross Debt 2, 885 6,124 9,009 4,052 122 Cash Investments Local Currency 2,870 303 3,173 508 524 Foreing Currency 1,255 38 l,293 526 146 Total Cash Investments 4,125 341 4,466 1,034 332 Net Accounting Debt (1,239) 5,783 4,543 3,017 51 Exchange Rate Exposure - US$ Million (1,172) (687) 71 NY 239938714v1 November 20, 2009

Cash Flow

R$ - Million

FLUXO DE CAIXA	YTD 09	YTD 08
Cash Flow from Operating Activities		
Net Income	115	75
Adjustments to Reconcile Net Income Cash Provide By	(29)	729
	86	**804**
Variations		
Trade Accounts Payable, Net	(130)	(290)
Investories	(12)	(372)
Suppliers	(168)	191
Other Assets and Liabilities	(86)	(304)
	(311)	**29**
Cash Flow from Investments Activities		
Cash Investments	(1,130)	303
Investments in Fixed Assets	(169)	(1,520)
Business Acquisition	61	9
	(1,238)	**(1,208)**
Cash Flow from Financial Activities		
Loans and Financing	(3,422)	642
Capital Increase	5,202	33
Dividends and Interest Over Capital Paid	(25)	(114)
	1,755	**561**
Exchange variation effect on cash and cash equivalents	**(136)**	**41**
Net Increase (Decrease) in Cash	**70**	**(577)**

43

Consolidated financial statements – 3Q09

R$ - Million

	3Q09	% NS	3Q08	% NS	CH. %
Gross Sales	**6,167**	**116**	**3,487**	**115**	**77**
Domestic Market	3,850	73	2,091	69	84
Exports	2,316	44	1,397	46	66
Sales Deduction	(873)	(16)	(447)	(15)	95
Net Sales	**5,294**	**100**	**3,040**	**100**	**74**
Cost of Sales	(4,191)	(79)	(2,354)	(77)	78
Gross Profit	**1,102**	**21**	**686**	**23**	**61**
Operating Expenses	(1,044)	(20)	(515)	(17)	103
Commercial	(982)	(19)	(474)	(16)	107
Administrative	(62)	(1)	(41)	(1)	51
Income Before Financial Results (EBIT)	**58**	**1**	**171**	**6**	**(66)**
Fiancial Expenses, Net	223	4	(244)	(8)	-
Financial Expenses	246	5	(458)	(15)	-
Financial Revenues	(24)	(0)	214	7	-
Other Operating Results	(43)	(1)	(56)	(2)	(24)
Income after Financial Expenses and Other	**238**	**5**	**(128)**	**(4)**	-
Income Tax and Social Contribution	(25)	(0)	85	3	-
Employees'/Manangement Profit Sharing	(7)	(0)	(9)	(0)	(24)
Non Controlling Shareholders	5	0	(0)	(0)	-
Net Income	**211**	**4**	**(52)**	**(2)**	-
EBITDA	**291**	**5**	**275**	**9**	**6**

44

NY 239938714v1 November 20, 2009

Consolidated financial statements – YTD09

R$ - Million

	YTD 09	% NS	YTD 08	% NS	CH. %
Gross Sales	**12,326**	**116**	**9,585**	**90**	**29**
Domestic Market	7,655	72	5,826	55	31
Exports	4,671	44	3,759	35	24
Sales Deduction	(1,727)	(16)	(1,251)	(12)	38
Net Sales	**10,600**	**100**	**8,335**	**79**	**27**
Cost of Sales	(8,370)	(79)	(6,487)	(61)	29
Gross Profit	**2,230**	**21**	**1,847**	**17**	**21**
Operating Expenses	(2,156)	(20)	(1,450)	(14)	49
Commercial	(2,014)	(19)	(1,328)	(13)	52
Administrative	(142)	(1)	(122)	(1)	17
Income Before Financial Results (EBIT)	**74**	**1**	**397**	**4**	**(81)**
Fiancial Expenses, Net	290	3	(246)	(2)	-
Financial Expenses	469	4	(577)	(5)	-
Financial Revenues	(179)	(2)	331	3	-
Other Operating Results	(76)	(1)	(123)	(1)	(38)
Income after Financial Expenses and Other	**288**	**3**	**28**	**0**	**935**
Income Tax and Social Contribution	(171)	(2)	64	1	-
Employees'/Manangement Profit Sharing	(7)	(0)	(17)	(0)	(58)
Non Controlling Shareholders	5	0	(0)	(0)	-
Net Income	**115**	**1**	**75**	**1**	**54**
Adjusted Net Income [1]	**247**	**2**	**75**	**1**	**231**
EBITDA	**541**	**5**	**695**	**8**	**(22)**

[1] Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

45

Added value distribution

R$ - Million

Added Value Distribution	YTD 09	YTD 08
Human Resources	1,469	958
Taxes	1,645	968
Interest	(419)	629
Interest on Shareholders Equity	0	76
Retention	115	(2)
Minority Interest	(5)	0
Total	**2,805**	**2,630**

46

NY 239938714v1 November 20, 2009

Shares performance

BRF BRASIL FOODS

		3Q09	3Q08	YTD 09	YTD 08
PRGA3 NOVO MERCADO	Share price - R$*	47.20	36.40	47.20	36.40
	Traded Shares (Volume) - Millions	119.3	54.7	219.0	163.6
	Performance	25.9%	(15.8%)	58.7%	(17.8%)
	Bovespa Index	19.5%	(23.8%)	63.8%	(22.5%)
	IGC (Brazil Corp. Gov. Index)	22.6%	(25.8%)	63.9%	(30.5%)
	ISE (Corp. Sustainability Index)	21.4%	(18.4%)	48.9%	(17.5%)
PDA LISTED NYSE	Share price - US$*	53.25	39.14	53.25	39.14
	Traded Shares (Volume) - Millions	21.8	12.3	44.4	31.2
	Performance	39.5%	(28.2%)	101.9%	(20.5%)
	Dow Jones Index	15.0%	(4.4%)	10.7%	(18.2%)

** Closing Price*

47

Shareholders' value

BRF BRASIL FOODS

R$ - Million



20,000
15,000
10,000
5,000
0
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
20,590
13,172
Market Value
Book Value

48

NY 239938714v1 November 20, 2009

Monthly traded volume Basis 100 (Sep/04) – September 2004 – 2009 Series 3rd Quarter 2009: US$57.8 million/day - 98.8% higher YTD 2009: US$28.0 million/day – 27.4% higher 49 Share Performance Basis 100 (Sep/4) – September 2004 – 2009 Series 50 NY 239938714v1 November 20, 2009 [graphics]

ADR Performance Basis 100 (Sep/04) – September 2004 – 2009 Series 51 Brasil Foods (PRGA3) is present in the main index of BM&F Bovespa. http: //www.brasilfoods.com/ri 52 NY 239938714v1 November 20, 2009 [graphics]